Exhibit 99.1

CyberArk Announces Strong Second Quarter 2018 Results
Second quarter total revenue of $77.7 million increases 35% year-over-year
GAAP operating income of $7.0 million and non-GAAP operating income of $17.0 million
Cash flow from operations of $56.2 million increases 90% year-over-year
Deferred revenue of $129.6 increases 56% year-over-year

Newton, Mass. and Petach Tikva, Israel – August 7, 2018 – CyberArk, (NASDAQ: CYBR), the global leader in privileged access security, today announced financial results for the second quarter ended June 30, 2018.

“CyberArk had a great second quarter,” said Udi Mokady, CyberArk Chairman and CEO.  “We exceeded our guidance across all metrics.  We posted strong revenue growth, profitability and operating cash flow. Our growth was driven by strong execution and robust demand from both new and existing customers across all geographies.  We were thrilled to sign nearly 200 new logos in the second quarter bringing our total number of customers to more than 4,000, which demonstrates that we are still in the early innings of our market opportunity.  In addition, the significant value our solution provides coupled with our unwavering commitment to customer satisfaction drove our add on business during the quarter. Given our strong execution in the first half of the year and our tremendous market opportunity, we are positioned well for the remainder of 2018.”

Financial Highlights for the Second Quarter Ended June 30, 2018

Revenue:

•	Total revenue was $77.7 million, up 35% compared with the second quarter of 2017.
•	License revenue was $41.1 million, up 36% compared with the second quarter of 2017.
•	Maintenance and professional services revenue was $36.6 million, up 35% compared with the second quarter of 2017.

Operating Income:

•
GAAP operating income was $7.0 million, an increase from $1.0 million in the second quarter of 2017.  Non-GAAP operating income was $17.0 million, an increase from $8.8 million in the second quarter of 2017.

Net Income:

•
GAAP net income was $8.4 million, or $0.23 per diluted share, an increase from GAAP net income of $3.2 million, or $0.09 per diluted share, in the second quarter of 2017.   Non-GAAP net income was $13.5 million, or $0.36 per diluted share, an increase from $7.7 million, or $0.21 per diluted share, in the second quarter of 2017.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross margin, operating income and net income for the three months and six months ended June 30, 2018 and 2017. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•
As of June 30, 2018, CyberArk had $377.5 million in cash, cash equivalents, marketable securities and short-term deposits.  This compares to $330.3 million as of December 31, 2017 and $283.2 million at June 30, 2017.

•	As of June 30, 2018, total deferred revenue was $129.6 million, a 23% increase from $105.2 million at December 31, 2017 and a 56% increase from $82.8 million at June 30, 2017.
•	During the six months ended June 30, 2018, the Company generated $56.2 million in cash flow from operations, a 90% increase from $29.7 million in the first six months of 2017.

Business Outlook

Based on information available as of August 7, 2018, CyberArk is issuing guidance for the third quarter and increasing its guidance for the full year 2018 as indicated below.

Third Quarter 2018:

•	Total revenue is expected to be in the range of $77.75 million to $79.25 million, which represents 20% to 22% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $11.4 million to $12.6 million.
•	Non-GAAP net income per share is expected to be in the range of $0.25 to $0.28 per diluted share. This assumes 37.5 million weighted average diluted shares.

Full Year 2018:

•	Total revenue is expected to be in the range of $320.0 million to $324.0 million, which represents 22% to 24% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $64.0 million to $67.0 million.
•	Non-GAAP net income per share is expected to be in the range of $1.43 to $1.50 per diluted share. This assumes 37.0 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call today,  August 7, 2018 at 5:00 p.m. Eastern Time (ET) to discuss the company’s second quarter financial results and its business outlook. To access this call, dial +1 844-237-3590 (U.S.) or +1 484-747-6582 (international). The conference ID is 2687958. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s web site at www.cyberark.com. Following the conference call, a replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 2687958. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s web site at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in privileged access security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 100, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2018 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating income is calculated as operating income excluding share-based compensation expense, acquisition related expenses, and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as net income excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments.

The Company believes that providing non-GAAP financial measures that exclude share-based compensation, acquisition related expenses, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense.  The Company believes that expenses related to its acquisitions and amortization of intangible assets related to acquisitions do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1- 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018

Revenues:
License	$30,318	$41,121	$63,270	$79,615
Maintenance and professional services	27,162	36,592	53,245	69,881

Total revenues	57,480	77,713	116,515	149,496

Cost of revenues:
License	1,907	2,510	3,491	4,907
Maintenance and professional services	8,093	9,198	15,776	18,089

Total cost of revenues	10,000	11,708	19,267	22,996

Gross profit	47,480	66,005	97,248	126,500

Operating expenses:
Research and development	9,561	13,808	18,775	26,792
Sales and marketing	29,500	35,521	57,178	70,103
General and administrative	7,409	9,714	14,287	18,613

Total operating expenses	46,470	59,043	90,240	115,508

Operating income	1,010	6,962	7,008	10,992

Financial income, net	1,127	225	1,675	2,066

Income before taxes on income	2,137	7,187	8,683	13,058

Tax benefit	1,109	1,190	2,099	1,740

Net income	$3,246	$8,377	$10,782	$14,798

Basic net income per ordinary share	$0.09	$0.23	$0.31	$0.41
Diluted net income per ordinary share	$0.09	$0.23	$0.30	$0.40

Shares used in computing net income per ordinary shares, basic	34,729,119	36,001,580	34,563,040	35,724,717
Shares used in computing net income per ordinary shares, diluted	36,194,471	36,923,520	36,147,712	36,680,585

Share-based Compensation Expense:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018

Cost of revenues	$504	$758	$957	$1,413
Research and development	1,523	2,007	2,832	3,511
Sales and marketing	2,018	2,874	3,689	5,291
General and administrative	2,197	2,774	3,963	5,121

Total share-based compensation expense	$6,242	$8,413	$11,441	$15,336

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	June 30,
	2017	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$161,261	$205,193
Short-term bank deposits	107,647	100,818
Marketable securities	34,025	51,025
Trade receivables	45,315	32,959
Prepaid expenses and other current assets	7,407	10,344

Total current assets	355,655	400,339

LONG-TERM ASSETS:
Property and equipment, net	9,230	11,858
Intangible assets, net	15,664	18,017
Goodwill	69,217	83,157
Marketable securities	27,407	20,477
Severance pay fund	3,692	3,558
Other long-term assets	2,368	18,451
Deferred tax asset	19,343	21,383

Total long-term assets	146,921	176,901

TOTAL ASSETS	$502,576	$577,240

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,960	$4,359
Employees and payroll accruals	25,253	26,298
Accrued expenses and other current liabilities	10,209	6,474
Deferred revenues	66,986	81,660

Total current liabilities	104,408	118,791

LONG-TERM LIABILITIES:
Deferred revenues	38,249	47,901
Other long-term liabilities	242	1,400
Accrued severance pay	5,712	5,445

Total long-term liabilities	44,203	54,746

TOTAL LIABILITIES	148,611	173,537

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	91	94
Additional paid-in capital	249,874	273,323
Accumulated other comprehensive income (loss)	107	(1,154)
Retained earnings	103,893	131,440

Total shareholders' equity	353,965	403,703

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$502,576	$577,240

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Six Months Ended
	June 30,
	2017	2018

Cash flows from operating activities:
Net income	$10,782	$14,798
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,509	4,676
Amortization of premium on marketable securities	190	208
Share-based compensation expenses	11,441	15,336
Deferred income taxes, net	(3,642)	(4,710)
Decrease in trade receivables	3,412	12,357
Increase in prepaid expenses and other current and long-term assets	(1,257)	(6,272)
Increase (decrease) in trade payables	(869)	2,003
Increase in short term and long term deferred revenues	9,339	27,845
Decrease in employees and payroll accruals	(1,953)	(5,168)
Decrease in accrued expenses and other current and long-term liabilities	(1,391)	(4,716)
Increase (decrease) in accrued severance pay, net	91	(133)

Net cash provided by operating activities	29,652	56,224

Cash flows from investing activities:
Proceeds from short and long term deposit	-	7,775
Investment in short and long term deposits	(9,646)	-
Investment in marketable securities	(17,760)	(30,563)
Proceeds from maturities of marketable securities	9,106	20,114
Purchase of property and equipment	(2,038)	(4,098)
Payments for business acquisitions, net of cash acquired	(41,448)	(18,450)

Net cash used in investing activities	(61,786)	(25,222)

Cash flows from financing activities:
Proceeds from withholding tax related to employee stock plans	-	5,509
Proceeds from exercise of stock options	1,926	8,090

Net cash provided by financing activities	1,926	13,599

Increase (decrease) in cash, cash equivalents and restricted cash	(30,208)	44,601

Cash, cash equivalents and restricted cash at the beginning of the period	174,156	162,520

Cash, cash equivalents and restricted cash at the end of the period	$143,948	$207,121

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018

Gross profit	$47,480	$66,005	$97,248	$126,500
Plus:
Share-based compensation - Maintenance & professional services	504	758	957	1,413
Amortization of intangible assets - License	992	1,444	1,835	2,674

Non-GAAP gross profit	$48,976	$68,207	$100,040	$130,587

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018

Operating income	$1,010	$6,962	$7,008	$10,992
Plus:
Share-based compensation	6,242	8,413	11,441	15,336
Amortization of intangible assets - Cost of revenues	992	1,444	1,835	2,674
Amortization of intangible assets - Sales and marketing	289	199	535	397
Acquisition related expenses	248	-	686	268

Non-GAAP operating income	$8,781	$17,018	$21,505	$29,667

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2018	2017	2018

Net income	$3,246	$8,377	$10,782	$14,798
Plus:
Share-based compensation	6,242	8,413	11,441	15,336
Amortization of intangible assets - Cost of revenues	992	1,444	1,835	2,674
Amortization of intangible assets - Sales and marketing	289	199	535	397
Acquisition related expenses	248	-	686	268
Taxes on income related to non-GAAP adjustments	(3,274)	(4,964)	(7,289)	(8,193)

Non-GAAP net income	$7,743	$13,469	$17,990	$25,280

Non-GAAP net income per share
Basic	$0.22	$0.37	$0.52	$0.71
Diluted	$0.21	$0.36	$0.50	$0.69

Weighted average number of shares
Basic	34,729,119	36,001,580	34,563,040	35,724,717
Diluted	36,194,471	36,923,520	36,147,712	36,680,585